INVEST IN **HEMPITECTURE INC.**

Hempitecture is building a US manufacturing facility for HempWool® insulation

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hempitecture
Invest in American manufacturing and help fund a more sustainable future built with hemp.

hempitecture.com Sun Valley ID





Technology | Hardware | Infrastructure | Ag Tech | PBC and B Corps

LEAD INVESTOR



Onx Homes ONX Homes

ONX is committed to sourcing sustainable building materials and supporting businesses that develop products aligned with its environmental, social, and governance goals. The manufacture of conventional insulation including fiberglass and Rockwool releases greenhouse gasses and pollutants into the environment. Hempitecture is a market leader in HempWool, a sustainable alternative insulation offering comparable thermal properties and ease of installation.

Invested $1,500,000 this round

Highlights

1. 🌱 Our products capture CO2
2. 💰 $1+ million in total revenue w/ 250+ customers

2. 💰 $1+ million in total revenue w/ 250+ customers

3. 📄 Advisor authored the US patent for HempWool® insulation
4. 🏗 Department of Energy partnership to decarbonize building materials
5. 🇺🇸 USA Manufacturing and farming
6. 🏡 Making healthier homes and a more sustainable planet possible

7 👷 We're creating green, healthy jobs

8 👥 25k+ social followers

Our Team



Matthew Mead   Founder & CEO

Matthew founded Hempitecture as a solution to global climate change and as a path towards sustainability in the built environment as an undergraduate student studying Architecture & entrepreneurship.

Hempitecture is a Public Benefit Corporation with a purpose to create healthy, energy efficient habitats that positively impact inhabitants as well as environment through the sequestration of Carbon Dioxide. We specialize in hemp building materials because they store carbon dioxide and can be higher performing than conventional materials.



Tommy Gibbons   Founder & COO

Tommy has experience in corporate finance, early-stage companies, and green building. In addition to managing Hempitecture's company operations, Tommy is an innovator at Oak Ridge National Laboratory to facilitate Hempitecture's product development.



Aimee Christensen   Sustainability Strategic Advisor

Aimee is a visionary entrepreneur who has advised Google, U.S. Department of Energy, Microsoft, Richard Branson & the Virgin Group, and now, Hempitecture. She is Founder and CEO of Christensen Global.



Dr. Brian George   Technical Strategic Advisor

Dr. George holds a B.S. in Textile Science and a Ph.D. in Fiber and Polymer Science from NC State University. He has deep experience in the textile industry including production, particularly of nonwoven fabrics. He wrote the US patent for HempWool®.

Fund the first hemp insulation manufacturing facility in the US.

At Hempitecture, we're bringing manufacturing back to America and are building a better world in the process.

Insulation materials like fiberglass and spray foam are toxic and bad for the environment. We're disrupting this archaic industry with hemp based insulation called HempWool®.





Simply put, we believe HempWool® is the most sustainable insulation product on the planet. 🌍



HempWool® is made from ~90% hemp fiber and 10% binder. The resulting material is:

Non-toxic. Highly Insulating. Resistant to mold + pests. Carbon-storing. Easy to use.

This product is manufactured utilizing state-of-the-art, unique textile technology. To-date, no other company is manufacturing hemp insulation in the US. An advisor to the Hempitecture Team authored the US patent on bio-based hemp insulation.

HempWool is an ideal substitute for conventional insulation materials like fiberglass and spray foam. Did you know that insulation in homes is responsible for health impacts like lung cancer? Further, the material extraction, manufacturing process, transit, and use of these conventional insulation products adds up to significant carbon footprints.



HempWool insulation materials benefit both people and planet. The fibers used in HempWool insulation are sourced from farmers in the US and Canada. By utilizing bio-based feedstocks as the primary material in HempWool insulation, we're supporting rural agriculture, which in turn captures carbon dioxide.





By capturing **carbon dioxide into HempWool** insulation, HempWool has a lower embodied carbon than all other insulation materials, making it the most sustainable choice for batt insulation products. No toxicity or irritating fibers means HempWool can be handled without gloves and lends to a healthier indoor air environment.

The Technology

Hempitecture is utilizing state-of-the-art textile technology to take natural fiber and convert it into high value, high performing insulating materials. We're partnered with a European OEM to develop and build this textile manufacturing line.



While much of this process is proprietary, take a behind the scenes look at successful trial runs of locally grown hemp fiber with our OEM partner. Below you can see the formed mat leaving the formation chamber and moving towards downstream processes.





Watch as the HempWool formed panel moves along the delivery conveyor belt and exits the oven process that binds the material together. After the material exits the oven, it is then cut into different panel sizes.



We've already proven the technology and market. Now, we just need to bring it to our factory in Idaho.



Hempitecture and their development partner are breaking ground on a state of the art industrial park located off Interstate 84 in Southern Idaho. This industrial park will house over 600k SqFt of manufacturing and distribution space, with Hempitecture as the first tenant.

This industrial park will house Hempitecture's manufacturing facility, the first of its kind in North America.



Why Idaho?

- Idaho is central to hemp growing states like WA, MT, OR, and the booming hemp industry in Alberta, CA.

- Our location is in a 700 mile radius to the largest green building markets including Los Angeles, San Francisco, Seattle, Vancouver, Portland, Phoenix, Salt Lake City, and Denver.

- 75% renewable energy portfolio with access to a major interstates

- Idaho is fastest growing state in US

- Growing workforce with a lower and easier cost of doing business





With our facility, we're joining the ranks of other massive ID manufacturing powerhouses like Chobani, Cliff Bar, and Boise Cascade Lumber.



Our venture is supported by a number of organizations at the state and federal level who are interested in promoting decarbonized building materials.

Our federal partners include the U.S. Department of Energy and the Building Technologies Office. Hempitecture has secured a funded fellowship at Innovation Crossroads to work with the Building Technologies Research Integration Center at Oak Ridge National Laboratory in Tennessee to develop and commercialize new hemp-based building products starting June 2021.




Our Idaho partners include: Southern Idaho Economic Development, Region IV Development, University of Idaho, and Idaho Global Entrepreneurial Mission. In May 2021, the Idaho Department of Commerce announced a $206,624 grant to the University of Idaho and industry partner Hempitecture to fund research around Hempitecture's HempWool and hempcrete products.





The Numbers

Metrics to support the vision. 2 years ago, there were no hemp insulation batts sold in the United States. Since entering the market, Hempitecture has aggressively grown sales volume and marketshare in a very large, addressable market.

- Insulation is a **$10+ billion** dollar industry per year in North America and **growing ~3%/yr** (Grand View Research)

- Fiberglass, our toxic direct competitor, has **$5 billion** (~50%) of the annual market share

- Since debuting HempWool less than 24 months ago, **2020 saw 8x YoY** growth and **2021 is 4.5x 2020 YTD**. On-shoring manufacturing is necessary to keep up with this **exponential growth**

- Based on these past 2 years of HempWool sales growth, our projected revenue in 5yrs is **$35-40 million/yr.** (These projections are not guaranteed)



*Projections made using a combination of historical growth rate and 2021YTD data. This chart includes forward-looking projections that are not guaranteed.

Our Mission

Our company is a **Public Benefit Corporation**, because we are on a mission to turn building materials into carbon storage devices. By manufacturing more sustainable alternatives to conventional insulation, Hempitecture is benefitting both people and planet. Once every 2 years, our team meets to discuss how Hempitecture is pursuing our purpose to "create healthy, energy efficient habitats that positively impact inhabitants as well as environment through the sequestration of Carbon Dioxide". With our growing sales and plans to on-shore manufacturing, we are furthering our mission stated in Hempitecture's founding documents.



Our work inspires us, and we hope it inspires you too.

Just imagine: a future where building materials can support rural farmers, save us energy, and reduce carbon emissions is here.

The Opportunity

An investment in Hempitecture is just the beginning of an exciting future where decarbonizing our built environment is possible. We're looking for **likeminded visionaries** to support the build out of the first bio-based insulation manufacturing facility in the US and launch a company that will repeatedly innovate inside the building products sector.

Why invest in Hempitecture?

- Investing in Hempitecture is an opportunity to **restore** American Manufacturing.

- Investing in Hempitecture is an opportunity to **create** more sustainable materials.
- Investing in Hempitecture is an opportunity to **own** a company manufacturing new green building products.

Hempitecture is working to create the building products of the future, see the value of the companies making the products of today:


Industry Comparables
Market Cap ($bn)
20
15
10
5
0
Owens Corning
Rockwool International
Kingspan
Boise Cascade
Steico


Your Investment

Why are we using Wefunder?

We want to have the most diverse investor base possible, and we believe equity crowdfunding is the most inclusive platform available.

Rather than pitching to VCs over Zoom in closed-door meetings, we wanted to be transparent about our company and financing strategy, and it saves time to focus on our customers.


Hempitecture Investor Info



Tommy Gibbons
COO, Hempitecture

/6d468cad88